Exhibit 12.1

Meritage Homes Corporation

Calculation of Ratio of Earnings to Total Fixed Charges

	Six Months Ended	Years Ended December 31,
	June 30, 2008	2007	2006	2005	2004	2003
	(in thousands)
(Loss)/Income from continuing operations before income taxes and minority interest	$(104,944)	$(456,482)	$364,009	$416,225	$224,758	$151,460

Loss/(Income) from equity method investees	15,618	40,229	(20,364)	(18,337)	(2,788)	(1,743)
	(89,326)	(416,253)	343,645	397,888	221,970	149,717
Add/(deduct):
+ Fixed charges	26,832	66,909	56,730	46,934	41,755	29,280
+ Amortization of capitalized interest	17,827	47,051	42,986	38,796	32,228	22,287
+ Distributed income of equity method investees	5,361	15,929	17,126	16,140	3,698	—
- Interest capitalized	(13,266)	(55,431)	(52,063)	(43,034)	(38,855)	(26,580)
Earnings for fixed charges	$(52,572)	$(341,795)	$408,424	$456,724	$260,796	$174,704

Fixed Charges:
Interest and other financial charges expensed and capitalized	$24,465	$62,176	$52,063	$43,034	$38,855	$26,580
Interest factor attributed to rentals (a)	2,367	4,733	4,667	3,900	2,900	2,700
Total fixed charges	$26,832	$66,909	$56,730	$46,934	$41,755	$29,280

Ratio of earnings to fixed charges	(b)	(b)	7.2	9.7	6.2	6.0

(a) The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by the Company to be representative of the interest factor inherent in rent.

(b) Earnings were not adequate to cover fixed charges by $79.4 million and $408.7 million for the six months ended June 30, 2008 and the year ended December 31, 2007, respectively.